UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

18 February  2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc ("the Company") Voting Rights and Capital

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N      E      W      S        R    E    L    E    A    S   E

18 February 2014

CRH ANNOUNCES NON-EXECUTIVE BOARD APPOINTMENT

The Board of CRH plc is pleased to announce the co-option to the Board today, 18 February 2014, of Mr. Henk Rottinghuis as a non-executive Director.

Mr. Rottinghuis (58), a Dutch citizen, has a background in distribution, wholesale and logistics. He was until 2010 Chief Executive Officer at Pon Holdings B.V., a large, privately held international company which is focused on the supply and distribution of passenger cars and trucks, and equipment for the construction and marine sectors.

He is currently Chairman of the Supervisory Board of Stork Technical Services which provides asset management services to the oil and gas, power and chemical industries. He is also a member of the supervisory boards of the Royal Bank of Scotland N.V., and the retail groups Blokker Holding B.V. and Detail result  Groep.

He holds a Master's degree in Dutch Law from the University of Groningen.

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000 FAX +353 1 404 1007
E-MAIL: mail@crh.com WEBSITE: www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

CRH public limited company
(Registrant)

Date: 18 February 2014
By:___/s/Maeve Carton___
M. Carton
Finance Director